Carthew Bay Technologies Extends Closing Deadline of RTO Agreement with Colorep, Inc.

TORONTO, July 20, 2009 (PRIME NEWSWIRE) — Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the "Company" or "CBT"), formerly Astris Energi Inc., announced today that it has agreed to extend the closing deadline of the transaction with Colorep, Inc. (“Colorep”) whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (the "RTO").

CBT and Colorep have agreed to extend the closing deadline of the RTO and related agreements to April 30, 2010, subject to Colorep facilitating CBT’s filing of a Form F-1 Registration Statement with the SEC on or before October 31, 2009. In the event that Colorep does not meet these conditions prior to the filing deadline, CBT would have the option to terminate all agreements amongst the parties and all amounts owing to CBT would become due and payable. In exchange for CBT agreeing to extend the closing deadline of the RTO from June 30, 2009 to April 30, 2010, Colorep will advance CBT a further $250,000 of interest and overhead contributions owing under the agreements. This arrangement remains subject to approval by Colorep’s bank, PNC.

“We believe that delays in the closing of this transaction have stemmed largely from Colorep’s financing activities. As Colorep has now secured additional financing, they can turn their attention to completing their audit, which in turn should enable CBT to file the registration statement on the proposed timeline reflected in the amendment.” said Michael Liik, President and CEO of CBT. He went on to say that “We continue to be pleased with Colorep’s progress in commercializing its AirDye® technology and look forward to participating in this revolutionary new technology.”

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. Colorep provides these services to companies through its wholly-owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep's technology encompass a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep ("Transprint") (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint's products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126" (320cms) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT's plans, objectives, expectations and intentions and other statements identified by words such as "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT's management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT's control. Such risks include those detailed in CBT's filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	Carthew Bay Technologies Inc.
Michael Liik, President & CEO
416-307-4015
Fx: 416-365-1719